Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

FLIR Systems, Inc.:

We consent to the use of our reports with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting incorporated by reference herein.

Our report on the consolidated financial statements refers to a change in accounting for revenue recognition and the income tax impact of intra-entity transfers in 2018 due to the adoption of Accounting Standards Codification Topic 606 Accounting Standards Codification Topic 606, Revenue from Contracts with Customers and Accounting Standards Update 2016-16 Accounting Standards Update 2016-16, Income Taxes (Topic 740): Intra-entity Transfers of Assets Other Than Inventory, respectively.

/s/ KPMG LLP

Portland, Oregon

May 13, 2019